SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

iSTAR FINANCIAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

High Performance Common Stock-Series 1, High Performance Common Stock-Series 2 and High
Performance Common Stock-Series 3

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jay Sugarman

Chairman and Chief Executive Officer

iStar Financial Inc.

1114 Avenue of the Americas, 39th Floor

New York, NY 10036

(212) 930-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Kathleen Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Tel:  (212) 878-8526

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 22,541,749	$ 2,619.35

*                 Estimated for purposes of calculating the amount of the filing fee only.  iStar Financial Inc. (the “Company”) is offering holders of up to 4,937.5 shares of High Performance Common Stock-Series 1 (the “HPU Series 1 Shares”), 5,000 shares of Company’s High Performance Common Stock-Series 2 (the “HPU Series 2 Shares”) and 4,950 shares of High Performance Common Stock-Series 3 (the “HPU Series 3 Shares” together with the HPU Series 1 Shares and HPU Series 2 Shares, the “HPU Shares”) issued and outstanding as of June 11, 2015, the opportunity to exchange such HPU Shares for the Cash Consideration or the Stock Consideration (as defined in the Offer to Exchange Letter, dated June 26, 2015 (the “Offer Letter”)).  The amount of the filing fee assumes that all HPU Shares will be exchanged for the Cash Consideration (as defined in the Offer Letter) and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction.  The transaction value was determined by converting HPU Shares into a Common Stock Equivalent (as defined in the Offer Letter), which is then multiplied by a ratio of $8.00 per Common Stock Equivalent.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 2,619.35	Filing Party: iStar Financial Inc.

Form or Registration No.: Schedule TO-I	Date Filed: June 12, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet

Item 4. Terms of the Transaction

This Amendment No. 4 amends and supplements Items 1 and 4 of this Schedule TO as follows:

Extension of the Offer

The Company is extending the Expiration Date of the Offer until 5:00 p.m. Eastern Time on Friday, July 31, 2015, unless further extended. The Offer had been previously scheduled to expire at 9:00 a.m. Eastern Time on July 27, 2015. As of the date hereof, 1,736 HPU Shares representing approximately 349,480 Common Stock Equivalents have been tendered. Throughout the Schedule TO, the Offer Letter and the other offering materials, all references to the Expiration Date of the Offer are hereby amended to refer to 5:00 p.m. Eastern Time on Friday, July 31, 2015.

On or about July 24, 2015, the Company advised the holders of HPU Shares of the extension of the Offer by email communication. A copy of the email was previously filed as Exhibit(a)(1)(D) and is hereby incorporated herein by reference.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 4 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iSTAR FINANCIAL INC.

By:	/s/ David Distaso
Name: David DiStaso
Title: Chief Financial Officer

Date: July 24, 2015

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Letter dated June 26, 2015.

(a)(1)(B)**	Form of Statement of HPU Ownership.

(a)(1)(C) *	Letter to HPU Holders.

(a)(1)(D)***	Email to Holders of HPU Shares, dated July 24, 2015.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and amended on March 27, 2015, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2015, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015).

(d)(2)

Articles Supplementary for High Performance Common Stock-Series 1 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(3)

Articles Supplementary for High Performance Common Stock-Series 2 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(4)

Articles Supplementary for High Performance Common Stock-Series 3 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on June 26, 2015.
**	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on June 12, 2015.
***	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on July 24, 2015.